Filed pursuant to Rule 424(b)(3)

Registration No. 333-214262

PROSPECTUS

2,114,523 Shares

Common Stock

The selling stockholder named herein (the “Selling Stockholder”) may use this prospectus in connection with sales of up to 2,114,523 shares of common stock, par value $0.0001 per share of Resolute Energy Corporation (the “Company,” “we,” “us,” or “our”).

The shares of common stock held by the Selling Stockholder were issued by the Company on October 7, 2016 in a private placement as partial consideration for the acquisition by the Company of certain oil and gas interests in the Delaware Basin in Reeves County, Texas.

Our registration of the common stock covered by this prospectus does not mean that the Selling Stockholder will sell any of the common stock.  The Selling Stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.  We will not receive any proceeds from the sale of common stock by the Selling Stockholder.

Our common stock is listed on the NYSE (the “NYSE”) under the symbol “REN.”  On October 24, 2016, the last reported sale price of our common stock on the NYSE was $30.78 per share.

The securities offered in this prospectus involve a high degree of risk.  You should carefully consider the matters set forth in “Risk Factors” on page 7 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2016.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process or continuous offering process.  Under this shelf registration process, the Selling Stockholder may, from time to time, sell the securities described in this prospectus in one or more offerings.  This prospectus provides you with a description of the securities which may be offered by the Selling Stockholder.  Each time the Selling Stockholder sells the securities, the Selling Stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the Selling Stockholder and the terms of the securities being offered.  That prospectus supplement may include additional risk factors or other special considerations applicable to those securities.  Any prospectus supplement may also add, update, or change information in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.  You should read both this prospectus and any prospectus supplement together with the additional information described in “Where You Can Find More Information” on page 25 of this prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). These statements can generally be identified by the use of forward-looking words such as “anticipate,” “intend,” “believe,” “estimate,” “project,” “expect,” “plan,” “should” or similar words, however the absence of such words does not mean that a statement is not forward-looking.  Forward-looking statements included in this prospectus or the documents incorporated by reference herein relate to, among other things, the Delaware Basin Acquisition, completed on October 7, 2016, the expected benefits of that acquisition, including in terms of net drilling locations, growth and rates of return; our production and cost guidance for 2016; anticipated capital expenditures in 2016 and 2017 and the sources of such funding; our financial condition and management of the Company in the current commodity price environment; future financial and operating results; our intention to evaluate and pursue liquidity enhancing and de‐levering transactions, including joint ventures and asset sales; liquidity and availability of capital including projections of free cash flow; additional future potential full cost ceiling impairments; future downward adjustments in estimated proved reserves as a result of low commodity prices; future borrowing base adjustments and the effect thereof; future production, reserve growth and decline rates; our plans and expectations regarding our development activities including drilling, deepening, recompleting, fracing and refracing wells, the number of such potential projects, locations and productive intervals, the rates of return on such projects and the resource potential of such projects; the prospectivity of our properties and acreage; availability of alternative oil purchase markets and oil takeaway systems; and the anticipated accounting treatment of various activities.

Although we believe that these statements are based upon reasonable current assumptions, no assurance can be given that the future results covered by the forward-looking statements will be achieved.  Forward-looking statements can be subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements.  All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Except as required by law, we undertake no obligation to update any forward-looking statement.  Factors that could cause actual results to differ materially from our expectations include, among others, those factors referenced in “Risk Factors” on page 7 of this prospectus, those factors described under the caption “Risk Factors” in our 2015 Annual Report, and such things as:

●	Our ability to realize the expected benefits from the interests acquired in the Delaware Basin Acquisition (as defined herein);
●	difficulties in integrating our operations as a result of any significant acquisitions;
●

volatility of oil and gas prices, including extended periods of depressed prices that would adversely affect our revenue, income, cash flow from operations and liquidity and the discovery, estimation and development of, and our ability to replace oil and gas reserves;

●

a lack of available capital and financing, including the capital needed to pursue our operations and other development plans for our properties, on acceptable terms, including as a result of a reduction in the borrowing base under our revolving credit facility (the “Revolving Credit Facility”);

●	risks related to our level of indebtedness;

●

our ability to fulfill our obligations under our Revolving Credit Facility, our secured term loan facility (the “Secured Term Loan Facility”), our 8.50% Senior Notes due 2020 (the “Senior Notes”) and any additional indebtedness we may incur;

●	constraints imposed on our business and operations by our Revolving Credit Facility, Secured Term Loan Facility and Senior Notes may limit our ability to execute our business strategy;
●	future write downs of reserves and the carrying value of our oil and gas properties;
●	our future cash flow, liquidity and financial position;
●	the success of our business and financial strategy, derivative strategies and plans;
●	the success of the development plan for and production from our oil and gas properties;
●	risks associated with rising interest rates;
●	risks associated with all of our Aneth Field oil production being purchased by a single customer and connected to such customer with a pipeline that we do not own or control;
●	inaccuracies in reserve estimates;
●	the completion, timing and success of drilling on our properties;
●	operational problems, or uninsured or underinsured losses affecting our operations or financial results;
●	the amount, nature and timing of our capital expenditures, including future development costs;
●	anticipated CO2 supply, which is currently sourced exclusively from Kinder Morgan CO2 Company, L.P. under a contract with take or pay obligations;
●	the effectiveness and results of our CO2 flood program at Aneth Field;
●

our relationship with the Navajo Nation, the local community in the area where we operate Aneth Field, and Navajo Nation Oil and Gas Company, as well as certain purchase rights held by Navajo Nation Oil and Gas Company;

●	the impact of any U.S. or global economic recession;
●	the timing and amount of future production of oil and gas;
●	the ability to sell or otherwise monetize assets at values and on terms that are advantageous to us;
●	availability of, or delays related to, drilling, completion and production, personnel, supplies and equipment;
●	risks and uncertainties in the application of available horizontal drilling and completion techniques;
●	uncertainty surrounding occurrence and timing of identifying drilling locations and necessary capital to drill such locations;
●	our ability to fund and develop our estimated proved undeveloped reserves;
●	the effect of third party activities on our oil and gas operations, including our dependence on third party owned gas gathering and processing systems;
●	our operating costs and other expenses;
●	our success in marketing oil and gas;

●

the impact and costs related to compliance with, or changes in, laws or regulations governing our oil and gas operations, including changes in Navajo Nation laws, and the potential for increased regulation of drilling and completion techniques, underground injection or fracing operations;

●	our relationship with the local communities in the areas where we operate;
●	the availability of water and our ability to adequately treat and dispose of water while and after drilling and completing wells;
●	regulation of salt water injection intended to address seismic activity;
●	the concentration of our producing properties in a limited number of geographic areas;
●	potential changes to regulations affecting derivatives instruments;
●	environmental liabilities under existing or future laws and regulations;
●	the impact of climate change regulations on oil and gas production and demand;
●	potential changes in income tax deduction and credits currently available to the oil and gas industry;
●	the impact of weather and the occurrence of disasters, such as fires, explosions, floods and other events and natural disasters;
●	competition in the oil and gas industry and failure to keep pace with technological development;
●	developments in oil and gas producing countries;
●	risks relating to our joint interest partners’ and other counterparties’ inability to fulfill their contractual commitments;
●	loss of senior management or key technical personnel;
●	the impact of long-term incentive programs, including performance-based awards and stock appreciation rights;
●	timing of issuance of permits and rights of way, including the effects of any government shut-downs;
●	potential power supply limitations in the electrical infrastructure serving Aneth Field;
●	timing of installation of gathering infrastructure in areas of new exploration and development;
●	potential breakdown of equipment and machinery relating to the Aneth compression facility;
●	losses possible from pending or future litigation;
●	cybersecurity risks;
●	the risk of a transaction that could trigger a change of control under our debt agreements and the higher likelihood of such a transaction occurring due to our current low stock price;
●

acquisitions and other business opportunities (or lack thereof) that may be presented to and pursued by us, and the risk that any opportunity currently being pursued will fail to be consummated or will encounter material complications;

●	our ability to achieve the growth and benefits we expect from our acquisitions;
●	risks associated with unanticipated liabilities assumed, or title, environmental or other problems resulting from, our acquisitions;

●	risk factors described or referenced in this prospectus; and
●	other factors, many of which are beyond our control.

Many of these factors are beyond our ability to control or predict.  You should not unduly rely on any of our forward-looking statements.  These statements speak only as of the date of this prospectus.  Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments.  All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

You are urged to consider closely the disclosure in our 2015 Annual Report on Form 10-K, in particular the factors described under the caption “Risk Factors,” as well as the disclosure in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016.

Additionally, the SEC requires oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods and governmental regulations.  The SEC permits the optional disclosure of “probable” and “possible” reserves.  From time to time, we may elect to disclose probable reserves and possible reserves, excluding their valuation, in our SEC filings, press releases and investor presentations.  The SEC defines “probable” reserves as “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered.”  The SEC defines “possible” reserves as “those additional reserves that are less certain to be recovered than probable reserves.”  The Company applies these definitions when estimating probable and possible reserves. Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered.  Any reserves estimates or potential resources disclosed in our public filings, press releases and investor presentations that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s reserves reporting guidelines.

SEC rules prohibit us from including resource estimates in our public filings with the SEC.  Our potential resource estimates include estimates of hydrocarbon quantities for (i) new areas for which we do not have sufficient information to date to classify as proved, probable or possible reserves, (ii) other areas to take into account the level of certainty of recovery of the resources and (iii) uneconomic proved, probable or possible reserves.  Potential resource estimates do not take into account the certainty of resource recovery and are therefore not indicative of the expected future recovery and should not be relied upon for such purpose. Potential resources might never be recovered and are contingent on exploration success, technical improvements in drilling access, commerciality and other factors.  We sometimes include estimates of quantities of oil and gas using certain terms, such as “resource,” “resource potential,” “EUR,” “oil in place,” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC definition of proved, probable and possible reserves.  These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered.  The Company believes its potential resource estimates are reasonable, but such estimates have not been reviewed by independent engineers.  Furthermore, estimates of potential resources may change significantly as development provides additional data, and actual quantities that are ultimately recovered may differ substantially from prior estimates.

Finally, 24-hour peak IP rates, 30-day peak IP rates, 90-day peak IP rates and 120-day peak IP rates, for both our wells and for those wells that are located near to our properties are limited data points in each well’s productive history and not necessarily indicative or predictive of future production rates, EUR or economic rates of return from such wells and should not be relied upon for such purpose. Equally, the way we calculate and report peak IP rates and the methodologies employed by others may not be consistent, and thus the values reported may not be directly and meaningfully comparable.  Lateral lengths described are indicative only.  Actual completed lateral lengths depend on various considerations such as lease-line offsets.  Standard length laterals, sometimes referred to as 5,000 foot laterals, are laterals with completed length generally between 4,000 feet and 5,500 feet. Mid-length laterals, sometimes referred to as 7,500 foot laterals, are laterals with completed length generally between 6,500 feet and 8,000 feet. Long laterals, sometimes referred to as 10,000 foot laterals, are laterals with completed length generally longer than 8,000 feet.

PROSPECTUS SUMMARY

The following is a summary of the pertinent information regarding this offering.  This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

The Offering

Securities Offered…….....

Up to an aggregate 2,114,523 shares of our common stock offered by the Selling Stockholder, which shares were acquired in a private placement.  The Selling Stockholder is party to a Registration Rights Agreement pursuant to which the common stock is being registered hereunder.

Offering Price…………...	The Selling Stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.
Common Stock Outstanding…………..….	17,566,035 shares of common stock, $0.0001 par value per share, were outstanding as of October 24, 2016.
Dividend Policy………....	We do not anticipate paying dividends on our common stock in the foreseeable future.
Use of Proceeds………....	The common stock offered pursuant to this prospectus is being sold by the Selling Stockholder, and we will not receive any proceeds of the offering.
NYSE Symbol…………..	REN
Risk Factors…………..…

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” on page 7 of this prospectus and similarly captioned sections of documents incorporated by reference herein, as well as all other information included or incorporated by reference in this prospectus.

Our executive offices are located in Denver, Colorado at 1700 Lincoln Street, Suite 2800, Denver, CO 80203, and our telephone number at that address is (303) 534-4600.  Our registered office is National Corporate Research, Ltd, 615 South Dupont Highway, City of Dover, County of Kent, DE 19901.  We maintain a website at www.resoluteenergy.com, which contains information about us.  Our website and the information contained on it and connected to it are not a part of this prospectus.

Risk Factors

An investment in our securities involves a high degree of risk.  You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus or incorporated herein by reference, before deciding whether to invest in our common stock.  In addition to those listed below and elsewhere in this prospectus, you should also consider the risks, uncertainties and assumptions described under the caption “Risk Factors” in our 2015 Annual Report, which is incorporated by reference into this prospectus in accordance with “Incorporation of Certain Documents by Reference” on page 25 of this prospectus.  Any of these risks could materially and adversely affect our business, financial condition or operating results.  In such a case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or a part of your original investment.

Risks Related to the Delaware Basin Acquisition

The Delaware Basin Acquisition may not achieve its intended results.

On October 7, 2016, the Company and Resolute Natural Resources Southwest, LLC, a wholly-owned subsidiary of the Company (“Resolute Southwest”), consummated the transactions contemplated by a Purchase and Sale Agreement (the “Firewheel Purchase Agreement”) with Firewheel Energy, LLC (the “Seller”), pursuant to which Resolute Southwest acquired certain oil and gas interests in the Delaware Basin in Reeves County, Texas for an aggregate consideration to the Seller of $135 million, consisting of cash and common stock of the Company.  We entered into the Delaware Basin Acquisition with the expectation that it would result in various benefits, growth opportunities and synergies.  Achieving the anticipated benefits of any transaction is subject to a number of risks and uncertainties.  Title and other problems could reduce the value of the properties to us, and, depending on the circumstances, we could have limited or no recourse to the Seller with respect to those problems.  We assumed substantially all of the liabilities associated with the acquired properties and will be entitled to indemnification in connection with those liabilities in only limited circumstances and limited amounts.  We cannot assure you that such potential remedies will be adequate for any liabilities we incur, and such liabilities could be significant.

As with other acquisitions, the success of the Delaware Basin Acquisition depends on, among other things, the accuracy of our assessment of the reserves associated with the acquired properties, future oil, NGL and gas prices and operating costs and various other factors.  These assessments are necessarily inexact. As a result, we may not recover the purchase price for the acquisition from the sale of production from the property or recognize an acceptable return from such sales.  Although the properties acquired are subject to many of the risks and uncertainties to which our business and operations are subject, risks associated with the Delaware Basin Acquisition in particular include those associated with the significant size of the transaction relative to our existing operations.

Risks Related to our Common Stock

The terms of our Revolving Credit Facility, Secured Term Loan Facility, indenture governing our Senior Notes and other financing agreements, and the terms of our Series B Cumulative Perpetual Convertible Preferred Stock may limit our ability to pay dividends on our common stock.

The covenants in our Revolving Credit Facility, our Secured Term Loan Facility and the indenture governing our Senior Notes contain, and any indentures and other financing agreements that we enter into in the future may contain, dollar limits and other restrictions on our ability to pay cash dividends on our capital stock.  In addition, our Revolving Credit Facility further restricts our ability to pay dividends at any time we have drawn at least 90% of our borrowing base.  These limitations may cause us to be unable to pay dividends in cash on our common stock unless we can obtain an amendment of such provisions or refinance amounts outstanding under those agreements.

In addition, under the terms of our Series B Cumulative Perpetual Convertible Preferred Stock (our “Convertible Preferred Stock”), our ability to declare or pay dividends or make distributions on, or purchase, redeem or otherwise acquire for consideration, shares of our common stock is subject to certain restrictions in the event that we do not pay in full or declare and set aside for payment in full all accrued and unpaid dividends on our Convertible Preferred Stock.  These limitations may cause us to be unable to pay dividends in cash on our common stock under certain circumstances.

We are a holding company and will require cash from our subsidiaries to make dividend and other cash payments on our common stock.

The Company is a holding company and has insignificant independent assets and no operations.  We rely primarily on dividends and other distributions from our subsidiaries to meet our ongoing obligations and provide funds for the payment of cash dividends on our common stock to the extent declared by our Board or an authorized committee thereof.  There are various legal limitations on the extent to which our subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise).  Although we may maintain cash positions for liquidity at the holding company level, if our subsidiaries are unable to supply us with cash over time, we could be unable to pay cash dividends to our common stockholders.  As an equity holder of our subsidiaries, our ability to participate in any distribution of assets of any subsidiary is “structurally subordinate” to the claims of the creditors of that subsidiary.

The price of our common stock may fluctuate significantly.

The stock prices of companies on the U.S. securities markets have been volatile, increasing or decreasing not only in response to the company financial or operating results, but the general economic trends or events.  In addition, stock prices of companies in the oil and gas industry are significantly affected by commodity prices for oil and gas.  In particular, our stock price was very volatile during 2015 and 2016, trading between $8.65 and $1.75 per share in 2015 and between $33.08 and $2.35 per share in 2016 (adjusted for the 5 for 1 reverse split effective in July 2016).  All of these factors are beyond our control, and could have drastic impacts occurring within short periods of time.

Stockholders who purchase shares of our common stock will be subject to the risk of volatility and depressed prices.  The market price of our common stock may fluctuate significantly in response to many factors, including those factors described in “Risk Factors” in this prospectus, in “Cautionary Statement Regarding Forward-Looking Statements” on page 1 of this prospectus, and those under the caption “Risk Factors” in our 2015 Annual Report.

In addition, the market price of our common stock could also be affected by possible sales of our common stock by investors who view our convertible preferred stock as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock.  The hedging or arbitrage could, in turn, affect the trading price of our common stock.

Market interest rates may affect the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock relative to market interest rates.  An increase in market interest rates could cause the market price of our common stock to go down.  The trading price of the shares of our common stock will also depend on the market for similar securities and the factors affecting our common stock.

Future issuances of common stock, or the perception that these issuances may occur, may adversely affect the market price for our common stock.

Additional issuances and sales of common stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Future sales of our common stock in the public or private markets could adversely affect the trading price of our common stock, substantially dilute existing stockholders and impair our ability to continue to raise funds in new equity offerings.

Future sales of our common stock or securities convertible into or exercisable for our common stock, in public or private offerings, or the perception that these sales may occur, or the conversion of our convertible preferred stock into shares of our common stock, or the perception that such conversions could occur, could result in substantial dilution to existing stockholders, could potentially adversely affect the trading price of our common stock and could impair our ability to raise capital through future offerings of securities.  This is particularly true if such sales occur at depressed stock prices.  In addition, the perceived risk of dilution may cause some stockholders to sell their shares, which may further reduce the market price of our common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We have never paid a dividend on our common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future.  Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of Delaware corporate law, and by the terms of our Convertible Preferred Stock and our indebtedness.  The future payment of dividends will be at the sole discretion of our Board and will depend on many factors, including our earnings, capital requirements, financial condition and other considerations that our Board deems relevant.

Non-U.S. holders, in certain situations, could be subject to U.S. federal income tax upon sale or other disposition of our common stock.

We believe that we are a U.S. real property holding corporation for U.S. federal income tax purposes.  As a result, “non-U.S. holders” whose ownership of our common stock exceeds certain thresholds would be subject to U.S. federal income tax on gain from the disposition of our common stock and would also be required to file U.S. federal tax returns with respect to such gain.  If our common stock is not considered to be “regularly traded” for U.S. federal income tax purposes, such non-U.S. holders may also be subject to a 15% withholding tax on proceeds of a sale or other disposition of our common stock.

We are subject to a Rights Plan that may discourage third parties from attempting to acquire control of our company and have an adverse effect on the price of our common stock.

In May 2016, our Board adopted a rights plan (the “Rights Plan”) and declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock held by stockholders of record on May 27, 2016.  Our Board also authorized and directed the issuance of one Right with respect to each share of common stock issued after May 27, 2016, until the earlier of the Rights’ exercisability and the redemption or expiration of the Rights.  Each Right, when exercisable, entitles its holder to purchase from the Company five one-thousandths of a share of Series A Junior Participating Preferred Stock (subject to certain adjustments) for $4.50 per one-thousandth (subject to certain purchase price adjustments).  Five one-thousandths of a share of Series A Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock.  The Rights will generally separate from our common stock and become exercisable if any person or group acquires or announces a tender offer to acquire beneficial ownership of 20% or more of our outstanding common stock.  The Rights will automatically be exercised and exchanged for common stock on a one-for-one basis if any person or group, but for the Rights Plan, would acquire beneficial ownership of 35% or more of our outstanding voting securities.  However, all of the Rights may be redeemed by our Board for $0.005 per Right (subject to adjustment upon a stock split or stock dividend of common stock) at any time prior to their exercisability.  Because the Rights may substantially dilute the stock ownership of a person or group attempting to take us over, the Rights Plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board.

We have been non‐compliant with certain of the NYSE’s continued listing requirements and, if we do not properly maintain compliance, may be delisted, which may decrease our stock price and would have a material adverse effect on our liquidity and our business.

We received notification on November 30, 2015, from the NYSE that the Company’s market capitalization was below the NYSE’s continued listing standard.  The Company was considered below criteria established by the NYSE at such time because the Company’s average market capitalization fell below $50 million over a trailing consecutive 30 trading‐day period and its last reported stockholders’ equity was less than $50 million.  In accordance with NYSE procedures, the Company had 45 days from the receipt of the notice to submit a business plan to the NYSE demonstrating how it intended to regain compliance with the NYSE’s continued listing standards within eighteen months.  The Company developed and submitted such a business plan within the required time frame and the NYSE accepted the plan.  The Company is subject to quarterly monitoring for compliance with the business plan and the Company’s common stock will continue to trade on the NYSE during the eighteen month period, subject to the Company’s compliance with other NYSE continued listing requirements.  The NYSE may choose to shorten the usual compliance period if prior to the end of the eighteen months the Company’s market capitalization is over $50 million for two consecutive quarters.

While our market capitalization has recently increased well above $50 million, and we intend to monitor the average closing price of our common stock and market capitalization and consider available options if our common stock does not trade at a level likely to result in us regaining compliance, no assurances can be made that we will in fact be able to comply and that our common stock will remain listed on the NYSE.  If our common stock is delisted from the NYSE, such delisting could negatively affect the market price of our common stock, reduce the number of investors willing to hold or acquire our common stock, limit our ability to issue additional securities or obtain additional financing in the future, affect our ability to provide equity incentives to our employees, and might negatively impact our reputation and, as a consequence, our business.

The Company

We are a publicly traded, independent oil and gas company with assets located primarily in the Delaware Basin in West Texas and the Paradox Basin in southeast Utah.  Our development activity is focused on our 19,989 gross (16,331 net) operated acreage position in what we believe to be the core of the Wolfcamp horizontal play in northern Reeves County, Texas.  Our corporate strategy is to drive organic growth in reserves, production and cash flow through development of our Reeves County acreage and opportunistic bolt-on acquisitions in the Delaware Basin while continuing to focus on improving margins in our Paradox Basin properties while de-risking certain future growth projects through selectively targeted capital investment.

We have been active in the Delaware Basin since 2011 and began horizontal development in the Wolfcamp in late 2013.  Through September 1, 2016, we had drilled and completed sixteen gross horizontal wells in Reeves County.  Our 2016 capital program targets the drilling of fourteen gross horizontal wells, and through the date of this prospectus, we have drilled and completed nine of these wells and two additional wells are waiting on completion.  The wells drilled to date in 2016 have targeted the Wolfcamp A reservoir and have been comprised of both mid-length (approximately 7,500’) and long (approximately 10,000’) laterals.

On October 7, 2016, the Company consummated the acquisition of certain oil and gas interests in the Delaware Basin in Reeves County, Texas from Firewheel Energy, LLC (the “Firewheel Properties”), for an aggregate consideration of $135 million, consisting of $90 million in cash and 2,114,523 shares of Common Stock of the Company (the “Delaware Basin Acquisition”).

Also on October 7, 2016, the Company sold 62,500 shares of the Company’s 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share, in exchange for total net proceeds, before offering expenses, of approximately $60.0 million.

We expect that our 2016 drilling program will keep the current drilling rig we have under contract utilized through year-end.  Subject to approval by our Board of Directors (our “Board”), management’s plan is to accelerate development of what we estimate are more than 300 gross potential Wolfcamp A and B drilling locations. The number of wells and the pace of drilling in 2017 will primarily be a function of our liquidity, which is substantially influenced by commodity prices and production levels.

In the Paradox Basin in southeast Utah, we operate a large enhanced oil recovery project in Aneth Field. Aneth Field is estimated to contain approximately 1.5 billion barrels of original oil in place and is estimated to have produced in excess of 444 million barrels since its discovery in the mid 1950s.  We have operated all of Aneth Field since 2006 and have actively expanded the CO2 flood begun by previous operators in the mid 1980s.  In the current commodity price environment, ongoing investment in Aneth has been limited and we have focused our attention on reducing operating costs and improving production reliability.  As a result of our efforts, from the second quarter of 2014 to the second quarter of 2016, lease operating costs have declined more than 25% and total capital costs (including CO2) have declined more than 50% while production has remained essentially flat since early 2014.

Our Strategies and Our Competitive Strengths

Business Strategies

Organically Grow Reserves, Production and Cash Flow. Our primary business strategy is to generate growth in reserves, production and cash flow through organic development of the Wolfcamp formation within our Reeves County, Texas, assets in the Delaware Basin.

Focus on the Profitability of Aneth Field. We will continue to focus on cost control and production maintenance in our Aneth Field properties. In addition, we expect to develop a strategy to de‐risk additional growth opportunities in the field.  We anticipate that these efforts will involve the use of third‐party capital and may ultimately result in a reduction of our working interest in the field.

Improve Corporate Profitability. We will continue to focus on improving the profitability of the Company through a multi‐pronged strategy, including, (a) improved unit operating costs resulting from increased production in lower cost areas and divestitures of higher cost properties, (b) improved well economics as we continue to focus on drilling efficiencies, shift to infill drilling which leverages existing infrastructure and realize economies from a larger sustained drilling program, and (c) focus on improving overhead expenses per unit of production and optimizing efficiency within our corporate organization.

Divest of Non‐Core Assets. We have engaged a financial advisor to market our producing properties in southeast New Mexico. These non‐core assets do not contribute to our organic growth strategy. We intend to utilize the proceeds of any disposition to reduce leverage, which we expect will ultimately enable us to accelerate drilling in Reeves County.

Pursue Acquisition Opportunities in Delaware Basin. We will continue to seek out attractive opportunities to expand our acreage and inventory of development locations through strategic acquisitions relying on our more than five year operating history in the Delaware Basin and our strong technical team to identify the best opportunities. The Delaware Basin Acquisition was one such opportunity.

Strategically Use Equity to Reduce Leverage. The Delaware Basin Acquisition was financed with a significant issuance of both common and convertible preferred equity. As we look at additional acquisition opportunities, we will continue to consider the possibility of utilizing equity as consideration or a financing alternative. In addition, should the circumstances warrant, we may consider future issuances of equity to reduce leverage or to finance increased drilling activity.

Competitive Strengths

We have a number of strengths that we believe will help us successfully execute our 2016 and longer term business strategies, including:

Multi‐year Portfolio of Significant Organic Drilling and Development Opportunities in One of the Premier U.S. Oil and Gas Producing Basins. We have a significant inventory of drilling and development locations in Reeves County, Texas, in the core of the Delaware Basin portion of the Permian Basin. This part of the Delaware Basin is a premier U.S. onshore oil and gas resource. Based only on zones that have established production from our and nearby horizontal wells, we have identified a substantial inventory of over 300 gross horizontal well locations in the Wolfcamp A and B. We believe that this inventory will allow us to grow our reserves and production, while generating attractive rates of return at current commodity price projections and our current projected cost structure. Recent developments in the area lead us to conclude that we may be able to increase our drilling opportunity inventory through tighter spacing and increasing the number of productive horizons above and below existing producing zones.

Operational Staff with Deep Expertise; Operating Control of Our Properties. Our operating and technical staff has significant experience in the drilling, completing and operating of horizontal wells. This expertise has led to cost and production enhancements, particularly in Reeves County. The work of our drilling team has led to reductions in drilling days and larger completion designs which we believe ultimately result in more productive and economic wells. In addition, our production operations team has added efficiencies such that our lease operating costs per Boe have declined more than 25% from the second quarter of 2014 to the second quarter of 2016. Because we are the operator of substantially all of our properties we have the ability to more directly control the timing, scope and costs of our activity.

Stable Long‐lived Oil Production from Aneth Field. Our field staff has been operating Aneth Field since before its purchase by the Company. Aneth Field has exhibited a long, shallow decline. With only modest capital expenditures, production has remained essentially flat over the last eight quarters. Additionally, our operating teams have found ways to reduce operating costs since the second quarter of 2014 by more than 25%. Because Aneth Field is held by production, it can serve as a long term source of production and cash flow.

USE OF PROCEEDS

The proceeds from the sale of common stock that may be offered pursuant to this prospectus will be received directly by the Selling Stockholder.  We will receive no proceeds from the sale, if any, of the common stock.  We will pay all of the fees and expenses incurred by us in connection with this registration.  We will not be responsible for fees and expenses incurred by the Selling Stockholder or any underwriting discounts or commissions.

SELLING STOCKHOLDER

The Selling Stockholder named in this prospectus may offer to sell, from time to time in the future, up to an aggregate of 2,114,523 shares of our common stock, par value $0.0001 per share.  The shares of common stock being offered by the Selling Stockholder were originally issued to the Selling Stockholder as consideration for the Delaware Basin Acquisition pursuant to the Purchase and Sale Agreement dated October 4, 2016 by and among the Company, Resolute Natural Resources Southwest, LLC and Firewheel Energy, LLC.  The Company and Firewheel Energy, LLC also entered into a Registration Rights Agreement dated October 4, 2016 (the “Registration Rights Agreement”).  The registration statement of which this prospectus is a part is being filed as required pursuant to the Registration Rights Agreement.

Other than as described above, the Selling Stockholder has had no material relationship with us within the last three years.

The Selling Stockholder may offer the common stock for resale from time to time pursuant to this prospectus.  The Selling Stockholder may also sell, transfer or otherwise dispose of all or a portion of the common stock in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.  Information about the Selling Stockholder may change over time.  As used in this prospectus, “Selling Stockholder” includes the donees, transferees, heirs, executors, administrators, legal representatives, pledgees or others who may later hold the Selling Stockholder’s interests.

Set forth below is information regarding the name of, and number of shares of common stock owned by, the Selling Stockholder.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(1)
Selling Stockholder(2)	Number	Percent of Class(3)	Shares Offered Hereby	Number	Percent of Class(3)
Firewheel Energy, LLC	2,114,523	12.04%	2,114,523(4)	-	-

(1) Assumes that the Selling Stockholder will sell all of the common stock offered pursuant to this prospectus.  We cannot assure you that the Selling Stockholder will sell all or any of these shares.

(2)  The Selling Stockholder is not a registered broker-dealer or affiliated with a registered broker-dealer.

(3)  Based on 17,566,035 shares of our common stock outstanding as of October 24, 2016.

(4) These securities are directly held by Firewheel Energy, LLC.  Each of EnCap Energy Fund VIII, L.P. (“EnCap Fund VIII”) and EnCap Partners, LLC (“EnCap Partners”) may be deemed to beneficially own such securities.  EnCap Fund VIII is a member of Firewheel Energy, LLC that holds the right to appoint all three representatives to the board of managers of Firewheel Energy, LLC. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Firewheel Energy, LLC.  EnCap Partners is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C., the general partner of EnCap Investments L.P., the general partner of EnCap Equity Fund VIII GP, L.P., the general partner of EnCap Fund VIII.  EnCap Fund VIII is a member of Firewheel that holds the right to appoint all three representatives to the board of managers of Firewheel Energy, LLC. As a result, EnCap Partners may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Firewheel Energy, LLC.

PLAN OF DISTRIBUTION

On October 4, 2016, the Company entered into the Registration Rights Agreement, with the Selling Stockholder under the terms of which the Company agreed to register with the SEC the resale of the common stock issued to the Selling Stockholder.  Therefore, we have prepared and filed this prospectus to be used by the Selling Stockholder in connection with its resale of the common stock.  We will receive no proceeds from the sale of the common stock included in this prospectus.  We will pay the registration, filing, listing and printing fees, and our legal and accounting expenses in connection with this offering.  We have agreed to maintain the effectiveness of this registration statement until the earlier of the first date on which all of the shares covered by this prospectus are sold pursuant to an effective registration statement registering such securities for resale, or until the shares of common stock issued to Firewheel Energy, LLC cease to be “Registrable Securities,” as defined in the Registration Rights Agreement.

The Selling Stockholder and its successors, which term includes its transferees, pledgees or donees or its successors, may sell all or a portion of the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.  The Selling Stockholder may effect the distribution of the common stock in one or more of the following methods (which may include block transactions or crosses):

•	ordinary brokers’ transactions, which may include long or short sales;
•	transactions involving cross or block trades or otherwise on the open market;
•	purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;
•	“at the market” to or through market makers or into an existing market for the common stock;
•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	an exchange distribution in accordance with the results of the applicable exchange;
•	public or privately negotiated transactions;
•	short sales, whether through a broker-dealer or itself;
•	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or
•	any combination of the above, or by any other legally available means.

The Selling Stockholder and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.  If the Selling Stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholder will be subject to the prospectus delivery requirements of the Securities Act.  Underwriters are subject to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.

In addition, the Selling Stockholder or its successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the Selling Stockholder.  The Selling Stockholder or its successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

We cannot assure you that the Selling Stockholder will sell any or all of the shares of common stock offered by the Selling Stockholder.

In order to comply with the securities laws of certain states, if applicable, the Selling Stockholder will sell the common stock in jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain states, the Selling Stockholder may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available to the Selling Stockholder.

The Selling Stockholder and any other person participating in the sale of the common stock will be subject to the Exchange Act.  The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the Selling Stockholder and any other person.  These provisions may restrict certain activities of, and limit the timing of, purchases by the Selling Stockholder or other persons or entities.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions.  Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market making and certain other activities with respect to those securities.  In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market.  All of these limitations may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

To our knowledge, there are currently no plans, arrangements, or understandings between the Selling Stockholder and any underwriter, broker-dealer, or agent regarding the sale of the common stock by the Selling Stockholder.

Our common stock is currently listed on the NYSE under the symbol “REN.”

DESCRIPTION OF Our Common stock

Authorized and Outstanding

We are authorized to issue up to 45,000,000 shares of common stock, par value $0.0001 per share, of which 17,566,035 shares are outstanding as of October 24, 2016.

Dividend Rights

Holders of our common stock may receive dividends when, as and if declared by our Board of Directors (the “Board”) out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of stock of our company.

Declaration and payment of any dividend are subject to the discretion of our Board.  The timing and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

There are no restrictions in our Amended and Restated Certificate of Incorporation (our “Charter”) or Amended and Restated Bylaws (our “Bylaws”) that prevent us from declaring dividends on our common stock; however, we are currently prohibited from declaring dividends under our Revolving Credit Facility and our Secured Term Loan Facility.  We may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.  We have not paid any cash dividends on our common stock since our inception.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future, as we currently intend to reinvest our earnings to finance the expansion of our business.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote.  Holders of not less than a majority of all of the shares of the stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Our Board is elected to staggered terms, with each class of directors standing for election every three years.  Directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present.  “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

The Company’s common stock is not redeemable or convertible.

Other Provisions

All outstanding common stock is fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common stock that may be important to you.  We urge you to read the documents incorporated by reference herein and applicable Delaware law, our Charter and Bylaws, because they, and not this description, define your rights as a holder of our common stock.  See “Incorporation of Certain Documents by Reference” on page 25 of this prospectus for information on how to obtain copies of these documents.

Anti-Takeover Effects of Certain Provisions of our Charter and Bylaws

Some provisions of our Charter and Bylaws contain provisions that could make it more difficult to acquire the Company by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors.  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our Board.  We believe that the benefits of increasing our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

 Undesignated Preferred Stock

The ability to authorize and issue undesignated preferred stock may enable our Board to render more difficult or discourage an attempt to change control of the Company by means of a merger, tender offer, proxy contest or otherwise.  For example, if in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal is not in our best interest, our Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Classified Board of Directors

Our Charter provides for a Board divided into three classes and serving staggered, three-year terms. Approximately one-third of our Board are elected each year.  This classified Board provision could discourage a third party from making a tender offer for our shares of capital stock or attempting to obtain control of the Company.  It could also delay stockholders who do not agree with the policies of our Board from removing a majority of our Board for two years.

Removal of Director

Our Charter provides that members of our Board may only be removed by the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Meetings

Our Charter and Bylaws provide that a special meeting of stockholders may be called only by the chairman of the Board of Directors, the chief executive officer, the president or by a resolution adopted by a majority of the Board of Directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board.

Stockholder Action by Written Consent

Our Charter and Bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by the Company’s stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders.  This provision, which may not be amended except by the affirmative vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our Board.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders.  A corporation may, however, in its certificate of incorporation also confer upon the Board of Directors the power to adopt, amend or repeal bylaws.  Our Charter and Bylaws grant our Board the power to adopt, amend and repeal our Bylaws at any regular or special meeting of our Board on the affirmative vote of a majority of the directors then in office.  The Company’s stockholders may adopt, amend or repeal the Company’s bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation

Our Charter provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of the Company’s Charter inconsistent with the current provisions of the Company’s Charter dealing with the Board, Bylaws, meetings of the Company’s stockholders or amendment of the Company’s Charter.

The provisions of our Charter and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts.  These provisions may also have the effect of preventing changes in our management.  It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Law

Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.  Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock.  Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•	our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors or officers and issued pursuant to employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

the business combination is approved by our Board on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.  With approval of our stockholders, we could amend our Charter in the future to elect not to be governed by the anti-takeover law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Description of our 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock

On October 7, 2016, we issued 62,500 shares of our 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share (our “Convertible Preferred Stock”).  Each share of Convertible Preferred Stock has a liquidation preference of $1,000 per share and is convertible, at the holder’s option at any time, initially into 33.8616 shares of the Company’s common stock (which is equivalent to an initial conversion price of approximately $29.53 per share of common stock), subject to specified adjustments and limitations as set forth in the Certificate of Designations filed with the Secretary of State of the State of Delaware.  Under certain circumstances, the Company will increase the conversion rate upon a “fundamental change” as described in the Certificate of Designations.  Based on the initial conversion rate, 2,116,350 shares of the Company’s common stock would be issuable upon conversion of all of the Convertible Preferred Stock.

Holders of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the Company’s board of directors, cumulative dividends, payable in cash, at an annual rate of 8⅛% on the $1,000 liquidation preference per share of the Convertible Preferred Stock, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2017.

At any time on or after October 15, 2021, the Company may, at its option, give notice of its election to cause all outstanding shares of Convertible Preferred Stock to be automatically converted into shares of the Company’s common stock at the conversion rate, if the closing sale price of the Company’s common stock equals or exceeds 150% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days, as described in the Certificate of Designations.

Except as required by law or the Certificate of Incorporation, which includes the Certificate of Designations, the holders of Convertible Preferred Stock have no voting rights (other than with respect to certain matters regarding the Convertible Preferred Stock or when dividends payable on the Convertible Preferred Stock have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, as provided in the Certificate of Designations).

Upon the Company’s voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive a liquidation preference in the amount of $1,000 per share of Convertible Preferred Stock, plus an amount equal to accrued and unpaid dividends on the shares to but excluding the date fixed for liquidation, winding-up or dissolution, to be paid out of the Company’s assets legally available for distribution to the Company’s stockholders, after satisfaction of liabilities to the Company’s creditors and distributions to holders of shares of senior stock and before any payment or distribution is made to holders of junior stock (including the Company’s common stock).

LEGAL MATTERS

Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus.

EXPERtS

The consolidated financial statements of the Company as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenue and direct operating expenses of Firewheel Properties for the year ended December 31, 2015 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The information included in this prospectus or incorporated by reference herein regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on the estimated reserve evaluations and related calculations provided by the Company and audited by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants.  These estimates are aggregated and the sums are included in this prospectus or incorporated by reference herein in reliance upon the authority of that firm as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information, including proxy statements, with the SEC.  You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at
1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are available to the public on the SEC’s website at www.sec.gov.  Our SEC filings are also available through the “Investor Relations” section of our website at www.resoluteenergy.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus “incorporates by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring you to that information.  The information incorporated by reference is considered to be part of this prospectus, except for information that is superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.  We incorporate by reference the information and documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act as of the date of this prospectus, to the extent that such information is deemed “filed” and not “furnished” with the SEC, which will automatically update and supersede this information.

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 7, 2016 (our “2015 Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, filed on May 9, 2016 and August 8, 2016, respectively;

•

Our Current Reports on Form 8-K filed on January 6, 2016, February 22, 2016, March 29, 2016, May 11, 2016, May 17, 2016, June 7, 2016, July 8, 2016, August 2, 2016, August 24, 2016, October 5, 2016, and October 7, 2016; all to the extent “filed” and not “furnished” pursuant to Section 13(a) of the Exchange Act;

•	The sections of our Definitive Proxy Statement on Schedule 14A that are incorporated by reference in our 2015 Annual Report, as filed with the SEC on April 11, 2016; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on September 21, 2009, and any amendment or report filed for the purpose of updating any such description.

You may request a copy of all incorporated filings at no cost, by making written or telephone requests for such copies to:

Resolute Energy Corporation

1700 Lincoln Street

Suite 2800

Denver, Colorado 80203

Attention: General Counsel

303-534-4600

You should rely only on the information incorporated by reference or provided in this prospectus.  If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information.  If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.  You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the respective dates of such documents.  We have not authorized anyone else to provide you with any information.